Mark A. Humphrey Vice President and Comptroller	Chevron Corporation 6001 Bollinger Canyon Road San Ramon, California 94583-2324
November 22, 2005
BY ELECTRONIC TRANSMISSION
Ms. Cecilia D. Blye
Mail Stop 5546
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Chevron Corporation Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”) File No. 001-00368
Dear Ms. Blye:
In your letter dated September 29, 2005, you provided comments of the staff (the “Staff”) of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above-captioned report of Chevron Corporation (“Chevron” or the “company”). The questions in your September letter are set forth immediately below in italics; the company’s responses follow.
1. We note statements and maps on your website indicating that you have operations in Syria. Chevron’s Form 10-K makes no mention of Syria or operations there. For example, see the text and maps describing worldwide operations in “Review of Ongoing Exploration and Production Activities in Key Areas,” beginning on page 11. Please address the accuracy of the disclosure and the current state of activity in regard to operations in Syria. We note also that a map entitled “ChevronTexaco operations in the Middle East” on your website indicates that you conduct lubricants operations in Syria (see pdf document available at http://www.chevron.com/operations/middle%5Feast/default.asp). Finally, we note an October 2004 media report of a U.S. State Department news conference during which an administrator stated that Pakistan took over Chevron’s oil concessions in Sudan.
In light of the fact that the U.S. State Department has identified Sudan and Syria as state sponsors of terrorism, and both countries are subject to U.S. economic sanctions, please describe for us all previous, current and anticipated contacts with

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November 22, 2005

Syria and Sudan, whether through subsidiaries, joint ventures, affiliates, investments or other direct or indirect arrangements.
2. Please discuss the materiality of your contacts with Sudan and Syria, and whether your contacts with those countries constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. We note also that Illinois and New Jersey have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan, and several other states recently have proposed similar legislation.
          On page 3 of the 2004 Form 10-K, we disclose that we conduct operations in the United States and about 180 countries around the world. We do not list all the countries in which we have operations, as often our operations in a particular country are immaterial to Chevron as a whole. As noted on page 4 of the 2004 Form 10-K, the company’s operations can be affected by changing economic, regulatory and political environments, including acts of violence or strained relations between a host country and the company or other governments. As noted on page FS-3 of the 2004 Form 10-K, the company monitors developments closely in the countries in which it operates and attempts to manage risks in operating its facilities and business. Because of the pervasiveness of trade regulation, the company’s risk management function includes an active compliance program in this area.
          The portion of the 2004 Form 10-K beginning on page 11 under the heading “Review of Ongoing Exploration and Production Activities in Key Areas” is accurate; we note that this section comments on continuing upstream operations, defined on page 3 of the 2004 Form 10-K as exploration and production of crude oil, natural gas liquids and natural gas, in areas of significance to the company. The company has no current upstream activity in Syria or Sudan.
          The part of the world in which Syria and Sudan are located has long been an area of activity for energy companies, especially in the extraction of crude oil and natural gas. As a large company, from time to time we may receive or consider proposals for a number of business opportunities in this area, only a small portion of which are pursued. We (including for this purpose the companies we have acquired, such as Gulf, Texaco and, most recently, Unocal) have in the past made upstream investments in Syria and Sudan and possess geophysical data relating to crude oil and natural gas deposits in one

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or both countries. Our history in Syria and Sudan stretches back many years. We provide a brief summary of this history in Annex A to this letter, including details of the disposition of our upstream interests in Sudan.
          The company has no offices, no assets and no employees stationed in Syria or Sudan. Without limiting the foregoing statement, we do not conduct a lubricants business in Syria, and the website reference in question will be corrected. We have no current plans to make investments in either country, although we have made filings in both Syria and Sudan to protect our intellectual property rights, such as our trademarks.
          In the ordinary course of conducting global operations, we have business activities that relate in some fashion to Syria and Sudan. The size and scope of these activities are quantitatively immaterial to Chevron and, in management’s judgment, do not pose any significant operational or reputational risk. In that regard, we have reviewed the state legislation referenced in your comment letter, and, as more fully discussed below, do not believe it impacts the company. Following is a description of the activities we have identified that relate to Syria or Sudan. (Amounts described below refer to United States dollars unless otherwise stated.)
          Part of our business involves trading crude oil. Our trading business facilitates our crude oil marketing activity, including the purchase and sale of crude oil cargoes, fulfillment of our supply arrangements with respect to physical delivery location and crude oil specifications and the purchase of crude oil to supply our refining system. The physical composition of crude oil varies — most significantly in density and sulfur content — by region and sometimes by field. Refineries require crude oil inputs with specific characteristics in order to produce particular refined products. For instance, denser or “heavier” crude oil requires additional processing steps that may not be available at certain refineries to produce higher value products. Also, the presence of other minerals naturally occurring in crude oil can limit its suitability for certain refined products, such as lubricants or petrochemical feedstocks. The provenance of crude oil is accordingly taken into consideration in trading crude oil for desired characteristics. Often, a refinery’s input requirements will necessitate a blend of crude oils from diverse locations.
          Our activities include trading cargoes of crude oil that are of Syrian origin. We purchase Syrian-origin crude oil from resellers, which, through February 2002, included a Syrian entity, Sytrol. In a small number of instances, we have arranged for third-party chartered ships to pick up crude oil from Syrian ports. Chevron and Texaco purchased and resold approximately $600 million of Syrian-origin crude oil over a ten-year period from 1995 through 2004, of which approximately $80 million was in the period from 2002 to 2004. In this three-year period, the purchases of Syrian-origin crude oil represented less than 0.5 percent of Chevron and Texaco’s total purchases in each year. We did not identify any trading of crude oil of Sudanese origin in this three-year period.

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          On two occasions in the past three years, our transport business outchartered a vessel to affiliates of BP plc and Exxon Mobil Corporation, each of which, according to our records, picked up crude oil in a Syrian port and delivered it to western European ports on the Mediterranean Sea. Outchartering means that a Chevron subsidiary leased a crude oil cargo ship owned or partially owned by a Chevron subsidiary to a third party for that third party’s use in a single voyage, or it arranged for another party to provide the vessel.
          Our fuel and marine marketing business purchased approximately $24 million-worth of vacuum gas oil of Syrian origin from a non-Syrian reseller in July 2005. Vacuum gas oil is an intermediate by-product of the process of refining crude oil into gasoline.
          We do not purchase or sell any refined products from or to Syria or Sudan. We have supplied refined products and lubricants outside of Syria and Sudan to customers that have a connection to one of those countries. For example, we have been informed that certain non-U.S. subsidiaries supplied aviation fuel in Africa to aircraft registered in Sudan. The total invoiced amount of the fuel provided was less than $10,000. Additionally, in support of international humanitarian efforts in Sudan, we refuel planes chartered by the United Nations’ World Food Programme (WFP), the International Committee of the Red Cross (ICRC) and other smaller charities out of our Lokichokio, Kenya facilities; these planes fly from Kenya to Sudan carrying food and humanitarian supplies. Our Caltex Uganda subsidiary supplies automobile fuel and liquid propane gas to international humanitarian agencies locally in Uganda, including the WFP, the ICRC, the United Nations High Commissioner for Refugees and the U.S. Agency for International Development. While fuel is supplied only in Uganda, we believe some of these humanitarian organizations may drive their automobiles into Sudan. We have also done business with an aviation fuel broker based outside of Syria who we believe is a Syrian national. These transactions involve fuel nominations for cargo aircraft lifting in Africa.
          Our lubricants business has sold product outside of Syria to ships in the Mediterranean Sea that are beneficially owned by Syrian interests or registered in Syria. The total amount of these sales since 2002 is less than $1 million.
          In Australia, our Caltex subsidiary sold about $100,000-worth of agricultural spray oil to a company registered in Gibraltar. This single purpose product, D-C-Tron Plus, is a highly refined base oil with an emulsifier package that may also contain an antioxidant. It is a pesticide used to protect citrus and other horticultural crops from whiteflies, thrips, mites and scale. It has neglible toxicity to humans and other vertebrates, and in the field is broken down by sunlight and micro-organisms in a short time span. We believe that the Gibraltar company later sold the horticultural spray to a Syrian entity.

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          A French subsidiary, Chevron Oronite S.A. (“COSA”), has made sales of additives to Mobil Africa Sales Inc., an affiliate of Exxon Mobil, and Projextrade, which we believe may be using the additives for refinery operations in Syria. In addition, COSA has sold additives to the Homs refinery in Syria. The aggregate amount of these direct and indirect sales since 2002 was approximately €20 million. Since 2002, COSA has also sold approximately $740,000 of product to Shell Sudan, an affiliate of Royal Dutch Shell plc.
          Our 50 percent-owned affiliate, Chevron Phillips Chemical Company LLC (“CPChem”), owns a 49 percent interest in Qatar Chemical Company Ltd., a Qatar corporation (“Q-Chem”), through its affiliate, Chevron Phillips Chemical International Qatar Holdings LLC. Q-Chem produces polyethylene, a basic petrochemical commodity, and sells it to Qatar Petrochemical Company, which in turn, we believe, may ship the product to Syria. The value of these sales was approximately $32 million in the past three years. Additionally, we understand that Q-Chem made direct sales of approximately $50,000-worth of polyethylene to Syrian customers in 2003.
          From 2001 through 2002, another CPChem affiliate, Chevron Phillips Chemicals International N.V., a Belgium corporation (“CPCI”), arranged for the sale of a styrene-butadiene-copolymer product (similar to its K-Resin® product), produced in Japan, to the Harco Group in Belgium. We believe that the Harco Group then resold this product to a Syrian entity. These sales were worth a total of approximately $102,000. K-Resin® is used in insulation products, food and drink packaging, CD cases, DVD cases, cassettes, clothes hangers, toys, candy wrappers and various automotive, electronics and appliance applications. During the same period, CPCI sold approximately $10,000 of Drispac® Polymer, and $90,000 of Flowzan® Biopolymer, a xanthan gum, to MI-Drilling Fluids UK Ltd. Drispac® Polymer is a water-soluble polymer that is widely used in various applications, including drilling fluids. Although xanthan gum is generally used as a food additive, off-spec xanthan gum is often used to change the viscosity of drilling fluid. We understand that MI Drilling Fluids UK Ltd. ultimately delivered these products to Sudan.
          Chevron Phillips Chemical Company LP, another CPChem affiliate, sold a small quantity (we understand that it is about the volume held by a spray bottle) of an odor-masking product to Conoco Syria for approximately $1,000 in 2002. This product is used to cover the strong smell of the agent used to odorize natural gas if it should leak from a drum.
          State Divestment Legislation
          We have reviewed the state legislation you referenced in your comment letter. The Illinois and New Jersey legislation passed this year generally prohibits specified covered entities, such as state pension funds, from investing in companies that do business in or with Sudan. New Jersey’s law, we note, expressly excepts humanitarian activities from its application. Based on our review of the contacts identified above, we

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believe that our contacts with Sudan are very limited and we do not think we would be considered to be doing business with Sudan under these states’ investment laws.
          Arizona and Louisiana’s laws passed this year apply to companies doing business with Syria and Sudan, among other countries. We note that both Arizona and Louisiana’s laws do not require affirmative divestment of investments in companies determined to be covered by their respective laws; both states’ statutes require a report to the respective legislatures by the covered investment entities. We acknowledge that states such as Arizona and Louisiana are paying attention to and permit covered funds to give weight to the fact that companies may be doing business with specified countries. However, because our contacts with these countries do not rise to a level of significance that require discussion in our periodic filings with the Commission, we do not believe that they are large enough in size or scope to garner undue attention by investors under these states’ laws.
* * *
          In accordance with the request in your letter, the company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and the opportunity to discuss the company’s operations with you. Please direct any questions related to our response to the undersigned by telephone at (925) 842-3232 or by telecopier at (925) 842-3754.
Very truly yours,
/s/ Mark A. Humphrey
Mark A. Humphrey

cc:	Mr. J. Lopez (Securities and Exchange Commission) Mr. H. R. Schwall (Securities and Exchange Commission) Mr. T. M. Kee (Pillsbury Winthrop Shaw Pittman LLP)

Annex A
Chevron’s Historical Upstream Activities in Sudan and Syria
Historical Activity in Sudan
          In 1974, Chevron acquired an interest in exploration concessions in the Red Sea offshore Sudan and in an area in the south-central Sudan interior. In 1975, Chevron Oil Company of Sudan (“Chevron Sudan”), a subsidiary of Chevron, entered into a production sharing agreement (PSA) with the government of Sudan. At this point, Chevron Sudan began operations, including petroleum exploration activities. In 1977, Chevron relinquished its interest in the concession offshore Sudan. We made our first oil discovery in 1978 and expanded our exploration acreage in south-central Sudan in 1979. We made our first significant discovery a year later.
          In 1981, we established River Nile Petroleum Company Ltd. (“RNPC”) with the government of Sudan to study commercial development and transportation issues and operate a crude oil transportation and refining business in Sudan. In 1983, Chevron entered into an export agreement with the government of Sudan for an export pipeline system. We also established another joint venture with the Sudanese government to carry on a similar business to RNPC, called White Nile Petroleum Company (“WNPC”), and to undertake the export and import of petroleum and petroleum products and establish marine terminals in Sudan.
          Also in 1983, civil war broke out in southern Sudan. We began to experience security issues in that region. A year later, we suspended field operations in Sudan owing to hostilities and halted operations in the war zone in Sudan’s south. We also sold a 25 percent interest in our Sudan PSA to Royal Dutch/Shell (“Shell”) as well as a proportionate interest in RNPC. Over the next several years, we curtailed our exploration activities in the northern portion of the concession. Shell withdrew from the PSA in 1988.
          Some of our contacts with Sudan during this time were intended to alleviate the suffering in the regions affected by civil war. In 1989, Chevron was awarded the Presidential End Hunger Award by President George H.W. Bush for our support of U.S.-led efforts to fight massive starvation in southern Sudan. We understand that Chevron Sudan’s efforts during this period included the following:
•	provided transportation for relief officials when United Nations aircraft were not available;

•	provided airfield and refueling facilities in central Sudan to support a 90-day airlift of food to the besieged town of Aweil, where 65,000 Sudanese had taken refuge;

•	provided warehouses to store relief food, as well as electricity and water to airlift personnel and refugee camps; and

•	provided accommodations to relief and inspection officials.
          By 1992, we determined to exit operations in Sudan, and sold Chevron Sudan and its concession rights to Concorp International Ltd. We understand that Concorp International subsequently relinquished the concessions to the Sudanese government. During this time, we also engaged Sudanese counsel to dissolve RNPC and WNPC. In the materials we reviewed in preparing to respond to your comment, we are unable to locate documentation regarding whether WNPC has legally been wound down; however, its operations ceased as of this time period.
Historical Activity in Syria
          We understand that in 1989, a subsidiary of Unocal Corporation, Unocal El Hasekah Ltd., entered into a contract with the Syrian Petroleum Company. The concession was for a three-year time period and had a three well commitment. In 1992, a second concession was awarded to another Unocal subsidiary, Unocal Syria Ltd.; this concession also had a three-year and three well commitment. The exploration activities of each of the concessions were unsuccessful during their respective three-year durations and the concessions were relinquished at the end of the concession periods. Unocal closed its Syrian office in 1995, at which time Unocal also inactivated the respective subsidiaries.
A-2